UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2019

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Transition period from              to
Commission file number 001-11261

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Retirement and Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Sonoco Retirement and Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Employee Benefits Committee of the
Sonoco Retirement and Savings Plan
Hartsville, South Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Sonoco Retirement and Savings Plan (the "Plan") as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information
The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2020.

Oak Brook, Illinois
June 26, 2020

GRANT THORNTON LLP
1301 International Parkway, Suite 300
Ft. Lauderdale, FL 33323
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

D 954.768.9900
F 954.768.9908
Plan Administrator and Plan Participants
Sonoco Retirement and Savings Plan

Opinion on the financial statements
We have audited the accompanying statement of net assets available for benefits of Sonoco Retirement and Savings Plan (the “Plan”) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Plan’s auditor from 2009 to 2019.

/s/ GRANT THORNTON LLP

Fort Lauderdale, Florida
June 27, 2019

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Sonoco Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

(in thousands of dollars)	2019	2018
Assets
Investments:
Plan investments at fair value (Note 4)	$965,208	$783,940
Plan investments at contract value (Note 3)	170,455	173,616
Total investments	1,135,663	957,556

Receivables:
Notes receivable from participants	30,410	31,245
Employer contributions (Note 2)	22,782	15,001
Total receivables	53,192	46,246

Net assets available for benefits	$1,188,855	$1,003,802

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

(in thousands of dollars)	2019	2018
Additions to net assets attributed to:
Net appreciation/(depreciation) in fair value of Plan investments	$182,952	$(55,917)
Interest and dividends on Plan investments	6,292	5,312
Net investment income/loss (Note 2)	189,244	(50,605)
Interest income on notes receivable from participants	1,670	1,560
Contributions:
Employer	35,546	27,118
Employee	45,480	41,312
Total contributions (Note 2)	81,026	68,430
Total additions	271,940	19,385

Deductions from net assets attributed to:
Distributions to participants	92,714	79,519
Administrative expenses (Note 5)	1,356	1,398
Total deductions	94,070	80,917

Increase/(Decrease) in net assets available for benefits before transfers in from other qualified plans	177,870	(61,532)
Transfers in from other qualified plans (Note 1)	7,183	36,628
Increase/(Decrease) in net assets available for benefits	185,053	(24,904)
Net assets available for benefits:
Beginning of year	1,003,802	1,028,706
End of year	$1,188,855	$1,003,802

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1. Description of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
Sonoco Products Company (the "Company" or "Sonoco"), a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has approximately 320 locations in 36 countries.

The Sonoco Retirement and Savings Plan (the "Plan") is a defined contribution retirement plan provided for certain of the Company’s U.S. employees. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”) and is comprised of both an elective and non-elective component.

The elective component of the Plan, which is designed to meet the requirements of Section 401(k) of the Internal Revenue Code, allows participants to set aside a portion of their wages and salaries for retirement and encourages saving by matching a portion of their contributions with contributions from the Company.

The non-elective component of the Plan, the Sonoco Retirement Contribution ("SRC"), is available to certain employees who are not currently active participants in the Company’s U.S. qualified defined benefit pension plan.

On March 14, 2017, Sonoco acquired Packaging Holdings, Inc. and subsidiaries, including Peninsula Packaging LLC ("Packaging Holdings"). In January 2018, approximately $8,988,000 of assets from Peninsula Packaging, LLC 401(k) Profit Sharing Plan and Trust were merged into the Plan pursuant to the Third Amendment to the Sonoco Retirement and Savings Plan dated June 16, 2017.

On July 24, 2017 Sonoco acquired Clear Lam Packaging, Inc ("Clear Lam"). In January 2018, approximately $27,644,000 of assets from Clear Lam Packaging, Inc. 401(k) Plan were merged into the Plan pursuant to the Fourth and Fifth Amendments to the Sonoco Retirement and Savings Plan dated December 13, 2017, and February 15, 2018, respectively.

On October 1, 2018, Sonoco acquired the remaining 70 percent interest in the joint interest Conitex Sonoco. In January 2019, approximately $7,183,000 of assets from Conitex Sonoco's 401(k) plan were transferred into the Plan pursuant to the Sixth Amendment to the Sonoco Retirement and Savings Plan dated December 13, 2018. Employees who are part of the acquisition were able to participate in the Plan starting January 1, 2019.

Participation
Most of the Company’s employees are eligible to participate with respect to Plan benefits upon completion of 30 days of service. Employees at certain union locations may participate after 30 days of service, but only become eligible to receive the Company’s matching and discretionary contributions after 60 days of service, or after attaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours, depending on the location. Most employees are eligible to participate in the SRC as of the first day of the month next following the later of completing one year of vesting service and attaining age 21.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1. Description of the Plan (Continued)
Contributions
Participants could elect to defer up to 30% of eligible gross pay through payroll deductions through December 15, 2010 and 100% thereafter. Employee contributions may be pre-tax, after-tax, Roth, or a combination thereof. The maximum annual employee pre-tax contribution for any participant was $19,000 and 18,500 in 2019 and 2018, respectively. Participants over age 50 could contribute additional pre-tax contributions up to $6,000 in both 2019 and 2018, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions and excluding catch-up contributions, were limited to the lesser of $56,000 or 100% of gross pay in 2019 and $55,000 or 100% of gross pay in 2018. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of sixteen index funds, a Company stock fund (the “Sonoco Stock Fund”), and a Stable Value Fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. The participant can also invest funds in a Self-Managed Account once certain criteria are met.

The Company provides matching and SRC contributions. Since 2010, matching contributions have been equal to 50% on the first 4% of a non-union participant’s pre-tax contributions. For union participants, the Company matching contributions are determined in accordance with collectively bargained agreements. All matching contributions are paid in cash and invested in accordance with the participants’ chosen investment allocations.
SRCs are made by the Company and equal 4% of eligible pay plus 4% of eligible pay in excess of the Social Security wage base to eligible participant accounts. Participants may direct the recordkeeper, Empower Retirement ("Empower"), formerly J.P. Morgan Retirement Services ("JPM"), to invest any portion of SRCs in the available investment options. Changes to the matching or SRC contributions require the approval of the Company’s Board of Directors.

Participant Accounts
For those eligible without respect to Plan benefits other than SRCs, each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings and losses. Each participant eligible with respect to SRCs is credited with the annual contribution for service in the previous year and Plan earnings and losses in his or her account. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are vested immediately in both the participant-funded contributions and the Company’s matching contributions and SRCs, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract. Vesting in the Company’s SRCs and earnings thereon are based on years of service. A participant is 100% vested after three years of service or upon reaching age 55, if earlier. The participant’s account is fully payable at retirement with respect to all contributions, including participant and employer matching contributions and SRCs.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1. Description of the Plan (Continued)
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000.

For vested retirement contribution accounts, distribution is made as a single lump-sum payment as soon as administratively practicable upon cessation of employment for amounts of $5,000 or less. If the vested value is greater than $5,000, distributions may be deferred until the participant reaches the age of 70 ½. If the participant dies and the balance is less than $5,000, the vested account balance is distributed to the beneficiary as soon as administratively practicable. If the balance is greater than $5,000, the beneficiary may elect to defer distribution of the vested account balance to a later date (distribution cannot be postponed beyond the age of 70 ½ for a spouse or one year for a non-spousal beneficiary). Alternatively, the beneficiary can make an election for a payment option for a complete distribution within five years of the participant’s death.

Notes Receivable from Participants
Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the vested account balance - excluding the portion attributable to SRCs - or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts, excluding any balances related to the SRCs. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (5.75% at December 31, 2019 and 6.50% at December 31, 2018). Interest rates range from 4.25% to 9.25% for the years ended December 31, 2019 and 2018. Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note. The range of maturity dates for outstanding loans at December 31, 2019 was January 2020 to December 2039. Participants are limited to two outstanding loans at any given time.
Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the “Statements of Net Assets Available for Benefits.”
Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures of account balances are used to reduce future employer matching contributions, administrative expenses and SRCs. For the years ended December 31, 2019 and 2018, forfeitures totaling approximately $669,000 and $221,000, respectively, were used to reduce employer matching contributions. Forfeitures totaling $175,000 and $0 were used to reduce SRCs in the years ended December 31, 2019 and 2018. At December 31, 2019 and 2018, the remaining balance in the forfeitures account totaled approximately $799,000 and $777,000, respectively.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles in the United States of America ("US GAAP").
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan, and includes both matching contributions and SRCs. Matching contributions and SRCs receivable - net of forfeitures - were approximately $279,000 and $22,503,000 respectively, at December 31, 2019, and approximately $228,000 and $14,773,000, respectively, at December 31, 2018. Employee contributions are recorded in the year in which they are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Investment Valuation and Income Recognition
Shares of collective trusts are valued at the net asset value of units held at year end. Shares of common stock in the Sonoco Stock Fund are valued at open market values published by the respective stock exchange markets. Individual assets of the Stable Value Fund are comprised of synthetic investment contracts (“SICs”), a separate account guaranteed investment contract ("GIC"), and a collective trust. All security-backed contracts held by the Fund are fully benefit-responsive, which means participant-initiated transactions from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers. All SIC and GIC investments are held in the Stable Value Fund (see Note 3). The Self-Managed Account includes shares of common stock valued at open market values published by the respective stock exchange markets and mutual funds valued at quoted net asset values in their respective active markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Most investments of the Plan are reported at fair value. However, fully benefit-responsive investment contracts held by the Plan are reported at contract value as it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in such investment contracts through its Stable Value Fund.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2019 and December 31, 2018. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded as distributions to participants when paid.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying “Statements of Changes in Net Assets Available for Benefits.” Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the “Statements of Changes in Net Assets Available for Benefits.”
New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management does not expect adoption to have a material impact on the Plan's financial statements.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Master Trust Reporting, which requires a plan's interest in a master trust and any change in that interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. ASU 2017-06 became effective, and was adopted by the Company, on January 1, 2019. As the Plan has sole interest in the Master Trust, the adoption did not have a material impact on the Plan's financial statements.

During the year ended December 31, 2019, there were no other newly issued nor newly applicable accounting pronouncements that have had, or are expected to have, a material impact on the Plan's financial statements.

Note 3. Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (the "SIRP Plan"). The plans were merged on December 15, 2012, and the Sonoco Retirement and Savings Plan holds the sole interest in the Master Trust. Although the Master Trust has not been legally dissolved and still exists, the Plan has elected to report investments at the Plan level instead of the Master Trust level as of and for the years ended December 31, 2019 and 2018. GWFS Equities, Inc. ("GWFS") served as trustee of the Plan in 2019 and 2018. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Plan. At December 31, 2019 and 2018, all investments represent specific interests of the Plan, as the Plan was the sole owner of the investments.

Stable Value Fund

The Stable Value Fund (the “Fund”) is a separately managed fund that invests in fully benefit-responsive SICs, which are supported by underlying assets owned by the Plan, including a pooled separate account and collective trusts. These SICs include wrapper contracts that provide a guarantee that the crediting rate will not fall below 0%. Assets underlying the pooled separate account and collective trusts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and interest-bearing cash held for liquidity purposes. The Fund also invests in a separate account GIC, which is an investment in a segregated account of assets maintained by an insurance company for the benefit of the investors. The GIC crediting rates are reset quarterly. This rate was 3.23% as of December 31, 2019. The fully benefit-responsive investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative

Sonoco Retirement and Savings Plan
Notes to Financial Statements

expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Security-backed SICs and GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:
•material amendments to the Plan’s structure or administration;
•changes to the participating plans’ competing investment options including the elimination of equity wash provisions;
•complete or partial termination of the Plan, including a merger with another Plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;
•the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

The following table presents the investments held by the Plan and Master Trust as of December 31:

(in thousands of dollars)	2019	2018
Common Stock and Mutual Funds
Sonoco Stock Fund	$62,425	$55,389
Self-Directed Brokerage Account	9,157	7,139

Collective Trusts
S&P 500 Index Fund	253,047	207,613
S&P Mid-Cap Fund	98,761	81,524
Bond Market Index Fund	83,656	75,294
International Stock Index Fund	97,117	80,509
Russell 2000 Index Fund	57,109	50,455
SSGA Retirement Date Funds:
SSGA Retirement 2015 Fund	4,213	3,767
SSGA Retirement 2020 Fund	43,600	37,942
SSGA Retirement 2025 Fund	33,839	23,185
SSGA Retirement 2030 Fund	73,230	58,622
SSGA Retirement 2035 Fund	30,673	22,472
SSGA Retirement 2040 Fund	48,708	35,486
SSGA Retirement 2045 Fund	17,459	11,796
SSGA Retirement 2050 Fund	24,557	17,562
SSGA Retirement 2055 Fund	11,425	7,514
SSGA Retirement 2060 Fund	4,578	2,664
SSGA Retirement Income Fund	5,484	5,007

Stable Value Fund
Synthetic guaranteed investment contracts	129,127	126,483
Separate account guaranteed investment contract	41,328	40,450
Collective trusts	6,170	6,683
	176,625	173,616
Total investments	$1,135,663	$957,556

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4. Fair Value Measurements
Fair-value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2019	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$62,425	—	$62,425	$—	$—
Mutual Funds, Common Stock, and Interest-Bearing Cash (b)	9,157	—	9,157	—	—
Collective Trusts (c)	893,626	893,626	—	—	—
Total fair value of investments	$965,208	893,626	$71,582	$—	$—

(in thousands of dollars)	December 31, 2018	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$55,389	$—	$55,389	$—	$—
Mutual Funds, Common Stock, and Interest-Bearing Cash (b)	7,139	—	7,139	—	—
Collective Trusts (c)	721,412	721,412	—	—	—
Total fair value of investments	$783,940	$721,412	$62,528	$—	$—
(a) Company Common Stock includes investment of shares of Sonoco Stock in the Sonoco Stock Fund, which is a publicly traded instrument valued using stated market value and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(b) Mutual Funds, Common Stock, and Cash Equivalents include investments held in the Self-Managed Account. In addition to common stock, the Self-Managed Account Fund is also comprised of highly diversified mutual funds and interest-bearing cash held for liquidity purposes. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(c) The Collective Trusts consist of the Plan’s investment for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Collective Trust's net asset values. There were no unfunded commitments.
(d) Certain assets are measured at the net asset value (NAV) per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

The Plan currently has no non-financial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the fair value of investments held at the end of the period are reported in “Net appreciation/(depreciation) in fair value of Plan investments” in the “Statements of Changes in Net Assets Available for Benefits.”
Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2019 and 2018, there were no transfers in or out of levels 1, 2, or 3.

Note 5. Related Party Transactions
Certain Plan investments, including investments in the collective trusts and money market funds, are managed by SSGA and SSBT. Underlying investments in the Stable Value Fund are sponsored by the investment manager for the fund, Wells Fargo, N.A., which qualifies as a party-in-interest. As the Plan Trustee, GWFS issued, managed, or had custodial relationships with certain Plan investments. Therefore, transactions related to these investments qualify as party-in-interest transactions. In addition, the recordkeeper Empower was paid administrative fees throughout the year. Fees paid by the Plan to these parties-in-interest amounted to approximately $1,356,000 and $1,398,000 for the years ended December 31, 2019 and 2018, respectively.

At December 31, 2019 and 2018, the Plan held approximately 1,011,000 and 1,042,000 shares, respectively, of common stock of the Company with a fair value of approximately $62,425,000 and $55,389,000, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income on the common stock of the Company of approximately $1,773,000 and $1,779,000, respectively.

Note 6. Tax Status
The Internal Revenue Service (“IRS”) has determined and informed Sonoco ("Plan Administrator") by a letter dated February 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7. Plan Termination and Discontinuance of Contributions
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA, at which point the account balances of the participants will be fully vested.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

(in thousands of dollars)	2019	2018
Net assets available for benefits per the financial statements	$1,188,855	$1,003,802
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,208)	1,701
Net assets available for benefits per Form 5500	$1,186,647	$1,005,503
The following is a reconciliation of the increase in net assets available for benefits before transfers per the financial statements for the year ended December 31 to the Form 5500:

Year ended
December 31,
(in thousands of dollars)	2019

Increase in net assets available for benefits before transfers per the financial statements	177,870
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,909)
Increase in net assets available for benefits before transfers per Form 5500	$173,961

Note 9. Subsequent Events
On August 9, 2019, Sonoco acquired Corenso Holdings America Inc. ("Corenso"). On March 2, 2020, subsequent to year end, approximately $18,238,000 of assets from Corenso's 401(k) plan were merged into the Plan. Employees who are part of the acquisition are eligible to participate in the Plan starting January 1, 2020 pursuant to the Seventh Amendment to the Sonoco Retirement and Savings Plan dated December 12, 2019.

On December 31, 2019, Sonoco acquired Thermoform Engineered Quality LLC, and Plastique Holdings, LTD, (together "TEQ"). On April 1, 2020, subsequent to year end approximately $10,469,000 of assets from TEQ's 401(k) plan were transferred into the Plan.

Both Corenso and TEQ's transfers will be reflected in the financial statements for the year-ended December 31, 2020.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Sonoco's common stock and other Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

The Plan has implemented certain changes under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") to, among others, allow certain eligible individuals to receive coronavirus-related disbursements and increased loan limits under the Plan and delay certain loan repayments, suspend required minimum distributions and delay the commencement date for required minimum distributions. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

Supplemental Schedule

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2019
EIN: 57-0248420 PN: 026
(dollars in thousands)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Number of Shares or Units	Current or Market Value
Common Stock and Mutual Funds
Sonoco Products Company*	Sonoco Stock Fund	1,011,134	$62,425
Empower Retirement*	Self-Managed Account	**	9,157
Collective Trusts
StateStreet Global Advisors*	S&P 500 Index Fund	3,394,668	253,047
StateStreet Global Advisors*	S&P Mid-Cap Fund	2,440,594	98,761
StateStreet Global Advisors*	Bond Market Index Fund	5,482,042	83,656
StateStreet Global Advisors*	International Stock Index Fund	3,919,503	97,117
StateStreet Global Advisors*	Russell Small Cap Index Fund	1,730,933	57,109
StateStreet Global Advisors*	SSgA Retirement 2015 Fund	305,018	4,213
StateStreet Global Advisors*	SSgA Retirement 2020 Fund	2,955,300	43,600
StateStreet Global Advisors*	SSgA Retirement 2025 Fund	2,170,698	33,839
StateStreet Global Advisors*	SSgA Retirement 2030 Fund	4,568,035	73,230
StateStreet Global Advisors*	SSgA Retirement 2035 Fund	1,877,654	30,673
StateStreet Global Advisors*	SSgA Retirement 2040 Fund	2,938,986	48,708
StateStreet Global Advisors*	SSgA Retirement 2045 Fund	1,042,576	17,459
StateStreet Global Advisors*	SSgA Retirement 2050 Fund	1,465,564	24,557
StateStreet Global Advisors*	SSgA Retirement 2055 Fund	681,618	11,425
StateStreet Global Advisors*	SSgA Retirement 2060 Fund	318,415	4,578
StateStreet Global Advisors*	SSgA Retirement Income Fund	416,532	5,484

Stable Value Fund
Wells Fargo Fixed Income Funds F
Massachusetts Mutual Life Ins. Co.	Synthetic Investment Contract, 2.83%
Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 3.03%
Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 2.80%
Wells Fargo, N.A.*	Fixed Income Fund F		52,194
Wells Fargo Fixed Income Funds L
Massachusetts Mutual Life Ins. Co	Synthetic Investment Contract, 2.83%
Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 3.03%
Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 2.80%
Wells Fargo, N.A.*	Fixed Income Fund L		74,725
Metropolitan Separate Account
Metropolitan Life Ins. Co.	Separate Account Investment Contract, 3.23% (a)
Metropolitan Life Ins. Co.	Separate Account		41,328

Wells Fargo, N.A.*	Collective trust, Wells Fargo Short-Term Investment Fund S	6,170,088	6,170
			1,133,455
Notes receivable from participants*	Notes receivable from participants have interest rates ranging from 4.25% to 9.25%, with varying maturity dates from 2020 to 2039		30,410
			$1,163,865
* Represents a party-in-interest to the Plan
(a) Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund
** Comprised of a mix of mutual funds, common stocks, and cash equivalents that are converted into units of the Self-Managed Account

EXHIBIT INDEX

Exhibit Number	Description
23-1	Consent of Independent Registered Public Accounting Firm
23-2	Consent of Independent Registered Public Accounting Firm for Prior Year

SIGNATURES
The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO RETIREMENT AND SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 26, 2020	By:	/s/ Julie C. Albrecht
Date		Julie C. Albrecht
Vice President and Chief Financial Officer